MYRIAD ENTERTAINMENT & RESORTS, INC.

PO Box 100

Tunica, MS 38676

September 16, 2008

Via Fax & U.S. Mail

United States

Securities & Exchange Commission

Washington, D.C. 20549

Ms. Heather Clark

Mail Stop 3561

Re:

 Myriad Entertainment and Resorts, Inc. (the “Company”)

 Form 10-KSB for the year ended December 31, 2007

 Filed March 31, 2008

 File No.: 000-24640

Dear Ms. Clark:

Please find electronically transmitted herewith changes to Myriad Entertaiment & Resorts, Inc.’s (the “Company”) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 filing (“Form 10-KSB”) in response to your comments originally dated June 5, 2008 but as resent on September 4, 2008.  This response letter has been numbered to coincide with your comment letter.

Annual Report on Form 10-K for the year ended December 31, 2007

Management’s Report on Internal Control over Financial Reporting, page 19

Comment 1.

We note that management assessed the effectiveness of internal control over financial reporting during the year ended December 31, 2007.  However, it does not appear that your certifying officers have disclosed their conclusion regarding the effectiveness of internal controls over financial reporting.  Please revise future filings to disclose your officers’ conclusions regarding the effectiveness of your internal control over financial reporting.  Your Form 10-Q in future filings should be similarly revised to include conclusions on the effectiveness of disclosure controls and procedures.

Response: The Company shall ensure that its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q disclose the Company’s officers’ conclusions regarding the effectiveness of the Company’s internal control over financial reporting.

Report of Independent Registered Auditing Firm, page F-1.

Comment 2.

Please have your auditors revise to include the name of the audit firm issuing the report and amend your 10-KSB to include the revised report.

Response: The Company has revised its Form 10-KSB to include the name of the audit firm issuing the report and such report has been filed with the Company’s amended Form 10-KSB.

Note 2. Corporate Restructuring and Business Acquisition page F-8.

Comment 3.

We note the acquisition of Club Concepts LLC in January 2007. Please revise note 2 to include ail the disclosures required by paragraphs 51 and 54 of SPAS No 141. Also, for significant acquisitions such as this one, please ensure that a report on Form 8-K is filed which includes the financial statements of the acquired company and pro forma financial information giving effect to the acquisition as required by Items 310(e) and (d) of Regulation S-B. Please note that all fixture significant acquisitions should be reported in Item 2.01 of Form S-K and should be prepared in accordance with the guidance in Rules 8-04 and 8-05 of Regulation

S-X.

Response: We have revised the Company’s disclosure in Note 2 to the financial statements relative to Club Concepts LLC. Please see page F-8 of the Form 10-KSB.

Note 3. Convertible Debenture, page F-9.

Comment 4.

We reference your disclosure on page 27 in which you state that as of March 2008, the Company is substantiating the amount of principal owed on the debentures. Please tell us and revise to disclose, why the amount owed on the debentures is unknown and therefore not properly recognized in the financial statements considering the debentures became due in September 2007, prior to the date of your financial statements. It is unclear, given the maturity date of the debentures, why the face value plus any accrued interest is not the amount owed as of December 31, 2007. Your response should include further details as to what amounts are owed under the debentures and if different than amounts recorded in the financial statements, please advise us of the facts or circumstances responsible for the differences.

Response: We have fully recorded the amount owed in accordance with the debenture agreement including accrued interest.  We believe this is the maximum amount that may be owed.   Current management may ultimately dispute a portion of the amount owed per the debenture agreement based on independent verification that all expenses incurred on behalf of the Company were appropriate and reasonable.  This verification process has been ongoing but is not yet completed.   We have removed the language in the disclosure indicating that the debenture amount may be different than what is currently recorded.  Ultimately, if we pay less than what is currently recorded we will recognize the difference at that time.  Please also see the Company’s revisions to Note 3 found on page F-9.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2008

Comment 5.

We note that the certification filed as Exhibit 31.1 was not in the proper form.  The required certification must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Specifically, please revise to include the language concerning material weaknesses in number 5.a. as required per Item 601(b)(31) of Regulation S-K.

Response: We have revised Exhibit 31.1 of the Company’s Form 10-Q for the quarter ended March 31, 2008 (“Form 10-Q”) to be in the exact form as prescribed by Item 601(b)(31) of Regulation S-K. We have filed amendment number one to Form 10-Q reflecting this revision.

Further, the Company acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded to all of the Staff’s comments.  If you have any questions or anything that I can do to facilitate your review, please let me know.  Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/ NICHOLAS LOPARDO
Nicholas Lopardo
Chairman and Interim Chief Executive Officer

Cc: Peter J. Gennuso, Esq.